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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Feil Daily Investment Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6720 W. 167th Street, Unit 1
(No. and Street)

Tinley Park, (City) Illinois (State) 60477 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Feil (708) 532-4950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Feil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feil Daily Investment Co., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 23rd day of February, 2007.

Signature

President

Title

Notary Public


Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEIL DAILY INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
185
SECTION

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Feil Daily Investment Co.
Tinley Park, IL 60477

I have audited the accompanying statement of financial condition of Feil Daily Investment Co. as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Feil Daily Investment Co. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountant

Chicago, Illinois
February 23, 2007

FEIL DAILY INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash		$	2,036
Receivables from brokers			13,168
Deposit with broker			63,640
Office equipment, net of accumulated depreciation of $17,894			1,458
Other assets			3,120
Total assets		$	83,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accounts payable and accrued expenses		$	6,249
Notes Payable – Shareholders			37,200
Total liabilities			43,449
Stockholders' Equity			
Common stock, no par value, authorized 10,000 shares; issued and outstanding 500 shares	$ 1,000		
Paid in capital	65,000		
Retained earnings	(26,027)		
Total stockholders' equity			39,973
Total liabilities and stockholders' equity		$	83,422

The accompanying notes to the financial statements are an integral part of this statement.

FEIL DAILY INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Summary of Significant Accounting Policies

Feil Daily Investment Co. operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Feil Daily Investment Co. has elected S Corporation status for Federal income tax purposes. Therefore, net income passes through to the individual shareholders according to the applicable provision of the law. No provision for income taxes has been made consequently, by the Company.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Notes Payable Shareholders

During the year ended December 31, 2006, the Company shareholders loaned $37,200 to the Company to facilitate a request from the Company's clearing broker (First Clearing, LLC) to increase the amount on deposit with the clearing broker from $25,000 to an anticipated level of $75,000. These unsecured notes payable are due on demand and provide for no interest.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $34,873 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Occupancy

The Company leases office space from which it conducts its operations. Rent expense for the year ended December 31, 2006 was $16,590. The lease expires on December 31, 2009. Under the terms of the lease, the Company is required to obtain adequate public liability and property damage insurance.

FEIL DAILY INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Occupancy (cont'd)

Future rental commitments under this lease are as follows:

Year Ended December 31,	Minimum Rent
2007	$ 16,995
2008	19,092
2009	19,656
Thereafter	-0-
Total	$ 55,743

Subsequent Event

The Company was informed by the clearing broker that the required deposit amount was to be maintained at a reduced level of $50,000. During January 2007, the Company reduced the deposit by $12,200 and correspondingly repaid $12,200 on the notes payable – shareholders which reduced the balance outstanding to $25,000.

END